Schedule 13D

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                           (Amendment No. ________)*


                                    Prologue
                                ----------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                   74340P108
                                 --------------
                                 (CUSIP Number)

                        Keating Reverse Merger Fund, LLC
                          5251 DTC Parkway, Suite 1090
                        Greenwood Village, CO 80110-2739
                                 (720) 889-0131
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                September 9, 2003
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................


      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Keating Reverse Merger Fund, LLC

................................................................................


      2. Check the Appropriate Box if a Member of a Group (See Instructions)


(a).............................................................................

(b).............................................................................


      3. SEC Use Only

.................................................................................


      4. Source of Funds (See Instructions) WC
      ..........................................................................


      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .................


      6. Citizenship or Place of Organization

         Delaware
      ..........................................................................



      Number of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
      Person With


      7. Sole Voting Power
         38,380,000
      ..........................................................................


      8. Shared Voting Power
         Not Applicable
      ..........................................................................


      9. Sole Dispositive Power
         38,380,000
      ..........................................................................


      10. Shared Dispositive Power
          Not Applicable
      ..........................................................................


      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          38,380,000
      .........................................................................


      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) ...........




      13. Percent of Class Represented by Amount in Row (11)  76%
      ..............................................................




      14. Type of Reporting Person (See Instructions) OO - Limited Liability Company

.................................................................................


.................................................................................


.................................................................................


.................................................................................


.................................................................................

Item 1. Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock $0.001 par value (the "Issuer Common Stock") of Prologue, a Utah corporation (the "Issuer"). The principal executive office of the Issuer is 645 Beachland Boulevard, Vero Beach, Florida 32963

Item 2.Identity and Background

         (a) This statement on Schedule 13D is filed on behalf of the Keating Reverse Merger Fund, LLC, (the "Reporting Entity") as the direct beneficial owner of the shares of the Issuer's Common Stock. The Managing Member of the Reporting Entity is Timothy J. Keating.

         (b) The Reporting Entity is a limited liability company under the laws of the State of Delaware. The Reporting Entity's business address is 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111-2739.

         (c) The Reporting Entity is an institutional investor.

         (d) During the past five (5) years, none of the Reporting Entity or, to the best of its knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, none of the Reporting Entity or, to the best of its knowledge, any of its officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of the Reporting Entity is the United States.

Item 3. Source and Amount of Funds or Other Consideration

         The Reporting Entity acquired 38,380,000 shares of the Issuer's Common Stock from Joyce R. Avery on September 9, 2003 in exchange for a purchase price of $170,000.00. The funds used for the purchase have been provided from the Reporting Entity's working capital.

Item 4. Purpose of Transaction

         The Reporting Entity acquired the Issuer's common stock for investment purposes and with the intent of acquiring control of the Issuer. The Reporting Entity will engage in seeking a suitable acquisition or merger for the Issuer. At of this filing the Reporting Entity, except as set forth below, does not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except that the Reporting Entity may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties

         (b) At the time of the event which required the filing of this report the Reporting Entity had no plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries. On September 30, 2003 the Reporting Entity entered into a Letter of Intent to acquire uWink, Inc., a Delaware corporation ("uWink). There is no assurance that this transaction will be successfully completed.

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board except that in connection with the acquisition of the Issuer's Common Stock by the Reporting Entity, the sole director appointed Kevin R. Keating to fill two vacancies on the Board and subsequently tendered his resignation, resulting in Kevin R. Keating being the sole director of the Issuer

         (e) Any material change in the present capitalization or dividend policy of the issuer except that the Issuer, intends to undertake a reverse split of the Issuer's issued outstanding and reserved common stock with a ration of 1 post-split share for every 200 pre-split shares resulting in there being approximately 250,000 shares outstanding after the reverse split.

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
         corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         (a) The Reporting Entity owns an aggregate of 38,380,000 shares of the Issuer's Common Stock, representing approximately 76% of the total shares of the Issuer's common stock deemed outstanding.

         (b) The Reporting Entity has sole power to vote or to direct the vote of and sole power to dispose of the 38,380,000 shares of the Issuer's Common Stock.

         (c) Except as described above, there have been no other transactions in the Issuer's securities effected by the Reporting Entity.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

Item  6.The  Reporting  Entity  does  not  have  any  contracts,   arrangements,
understandings or relationships with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

      The following documents are filed as exhibits:

         1. Securities Purchase Agreement dated September 9, 2003 between the Keating Reverse Merger Fund, LLC and Joyce R. Avery.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 28, 2003                      Keating Reverse Merger Fund, LLC.
                                            A Delaware limited liability company

                                            By: /s/ Timothy J. Keating
                                               -----------------------
                                                Timothy J. Keating
                                                Managing Member